THE SCOTT LAW FIRM, LTD.
                        201 West Lake Street, Suite 243
                               Chicago, IL 60606

                                (312) 957-5553
                             wscott@wscottlaw.com

 							December 23, 2010

US Securities and Exchange Commission 			Filed via EDGAR
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-7010

Attn: Sonia Gupta Barros, Esq., Special Counsel

Re:	Atlas Futures Fund, Limited Partnership (the "Issuer")
	Registration Statement on Form S-1
	Filed October 29, 2010
	File No. 333-170235

Ms. Barros,

We have reproduced the comments in your letter to the Issuer of December 14, 2010, and have supplied the Issuers' responses immediately following the comments.

General

1.	We have reviewed your response to comments 1 and 2 from our letter dated
July 12, 2010 to post-effective amendment to registration statement on Form S-
1 filed June 29, 2010 (file no. 333-59976). As noted in our prior comment 1, Rule 415(a)(5) provides that securities registered pursuant to Rule 415(a)(1)(ix) may be offered and sold only if not more than three years have elapsed since the initial effective date of the registration statement under which they are being offered and sold. Because your registration statement was declared effective prior to December 1, 2005, the three-year period for your continuous offering was deemed to have ended on November 30, 2008. Please provide us with a legal analysis of your compliance with Section 5 of the Securities Act of 1933 for offers and sales made under the registration statement during the period after which the registration statement expired under Rule 415(a)(5). Further, as noted in our prior comment 2, it appears your most recent Section 10(a)(3) update for December 31, 2009 financial statements was required by April 30, 2010. Please provide us with a legal analysis of your compliance with Section 10(a)(3) of the Securities Act of 1933.

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Response:	Rule 415(b) states as follows (emphasis ours):

"This section shall not apply to any registration statement pertaining to securities issued by a face-amount certificate company or redeemable securities issued by an open-end management company or unit investment trust under the Investment Company Act of 1940 or any registration statement filed by any foreign government or political subdivision thereof."

The Issuer qualifies for the above exception to the Rule 415(a)(5) three year offering limitation because its units are redeemable and its units are continuously offered from those authorized at the unit price determined each month. The issuer is a management company because it engages in no business other than the managed trade of futures.

The redemption feature of the Issuer is found on page 37 of the prospectus filed as part of the registration statement dated October 29, 2010. Monthly redemption has been available to investors from the start of its business in October, 1999.

After receipt of your comment and our telephone conference of December 17, 2010, the Issuer does acknowledge that there is a definition of "open-end company" in Section 5(a)(1) of the Investment Company Act of 1940 ("40Act") as follows:

"'Open-end company' means a management company which is offering for sale or has outstanding any redeemable security of which it is the issuer."

Having provided that reference, the Issuer, in reliance upon our legal opinion, believes that "open-end" is a common term contrasted with "closed-end" that does not require reliance upon the 40Act. The separation of the exception with "or" and no other punctuation separates each qualification and, therefore, the 40Act reference is not part of the exception the Issuer, in good faith, utilized.

Other Rules under the 1933 Act, such as Rules 154 and 460 make reference to "open-end management company" without reference to the 40Act. Rule 154(c) states (emphasis ours):

"Revocation of consent. If an investor, orally or in writing, revokes consent to delivery of one prospectus to a shared address (provided under paragraphs
(a)(3) or (b) of this section), you must begin sending individual copies to that investor within 30 days after you receive the revocation. If the individual's consent concerns delivery of the prospectus of a registered open-end management investment company, at least once a year you must explain to investors who have consented how they can revoke their consent. The explanation must be reasonably designed to reach these investors."

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The term "registered" would include units of the Issuer offered pursuant to the prospectus contained in its Form S-1.

Rule 460(c)(2)(ii) states (emphasis ours):

"In the case of a registration statement relating to a security issued by a face-amount certificate company or a redeemable security issued by an open-end management company or unit investment trust if any other security of the same class is currently being offered or sold, pursuant to an effective registration statement by the issuer or by or through an underwriter, or"

Accordingly, the term "open-end" as opposed to "closed end" issuer has a commonly used definition that requires no reference to the 40Act.

To address your comment regarding Section 10(a)(3), the Issuer has never used a prospectus, as amended by a post effective amendment, for more than nine
months after the effective date.   The Issuer did not use the Form S-1 as
amended by the Post Effective Amendment that became effective on May 1, 2009, after January 31, 2010, and, therefore, it maintained full compliance with
Section 10(a)(3) of the Securities Act of 1933.

The Risks You Face, page 5

2.	Please include a risk factor discussing possible rescission risks associated with shares sold subsequent to the November 30, 2008 expiration pursuant to Rule 415(a)(5) of the registration statement on Form S-1 originally filed on May 2, 2001 (file no. 333-59976). Alternatively, please provide us with an analysis as to why such risk is not material to you.

Response:	The exception to Rule 415 cited above is believed by the Issuer to protect it from rescission.

Without waiver of that belief, we have prepared, as you requested during our conference call last Friday, the following analysis of the Issuer's sales of units from December 1, 2008 through January 31, 2010 (the "Period"). As stated above, no offers or sales were made after January 31, 2010. The Issuer has calculated the maximum potential rescission risk to be approximately $6,000, which is negligible compared to the Issuer's net asset value calculated on November 30, 2010 of $10,943,083.71.

Total gross sales of Units during the Period were $385,691.33 to 14 Unit-holders (the "Gross Sales"), of which $339,330.29 (eight Unit-holders) were made pursuant to the August 13, 2008 prospectus and $46,361.04 (six Unit-holders) were made pursuant to the May 1, 2009 prospectus.

Of the Gross Sales, $256,430.31 (six Unit-holders) subsequently requested and were granted redemption of the purchased investment pursuant to the redemption procedures as described in the Issuer's prospectus.

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Of the remaining $129,261.02, six Unit-holders were sold $88,140.46 in Units and had existing investments in the Issuer. All but one of them have held units in the Issuer for ten years or more. The one remaining has held his investment since January, 2007. All of their total investments were net profitable as of the last valuation date, which was November 30, 2010.

Of the remaining $41,120.56 held by two Unit-holders, one investment made in the amount of $16,120.56 is net profitable as of the last valuation date.

The other Unit-holder of $25,000 was in a loss position of $5,983.08 as of the last valuation date.

All purchasers were delivered a prospectus that complied with Section 10 of the 1933 Act and fully disclosed the risks and terms of purchase. During the Period and subsequently, to date, the Issuer complied with all reporting obligations under Section 13 of the Securities Exchange Act of 1934, as amended. The Issuer demonstrated good faith to abide by the 1933 Act by filing a post effective amendment to the Form S-1 registration statement on April 21, 2009, which was granted effectiveness on May 1, 2009.

As required by the rules of the Commodity Futures Trading Commission applicable to the Issuer, monthly unaudited financial reports are provided to all Unit-holders within 30 days of the end of each month, and audited financials are distributed to all Unit-holders within 90 days of fiscal year-end.

The Issuer has operated since October, 1999. It continuously uses its best efforts to comply with all laws applicable to its sales and operations and has no adverse regulatory history.

We are available to amplify or clarify any response.

 						Very truly yours,

 						/s/ William S. Scott
 						William Sumner Scott
 						For the Firm

WSS/lf

cc:	Ashley Capital Management, Inc.
	General Partner

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